Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2022

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) is pleased to announce the audited consolidated annual results of the Company for the year ended December 31, 2022 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2021. These annual results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”), which are different from the IFRS, and reviewed by the audit committee (the “Audit Committee”) of the Board.

In this announcement, “Noah,” “we,” “us” and “our” refer to the Company and where the context otherwise requires, the Group. Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments, or have been rounded to one or two decimal places. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

BUSINESS HIGHLIGHTS

During the Reporting Period, despite the global downtrend, we experienced a noteworthy increase in the number of our core clients. In 2022, the number of our black card clients1 and diamond card clients2 reached 9,689, representing an increase of 18.2% as compared to 8,197 in 2021.

During the Reporting Period, we have made significant strides in enhancing our clients’ experience. We have improved our client interface and branding, implemented a more rewarding client rewards system, and introduced a star rating system to enhance the integrity of our clients’ asset allocation. Meanwhile, we also successfully recovered over 1,000 lost or dormant accounts, further improving the overall satisfaction of our valued clients. In 2022, we implemented improved client segmentation strategies and offered personalized asset allocation advice, leading us to identify over 3,000 potential diamond and black card clients throughout the year. In addition, owing to referrals from our satisfied clients, we also welcomed over 1,000 new clients with gold card3 status or above. At Noah, we believe that our success stems from our unwavering commitment to earning and maintaining our clients’ trust through exceptional care and professionalism.

1.	Black card clients refer to clients with an AUA of over RMB50 million.

2.	Diamond card clients refer to clients with an AUA of over RMB10 million but less than RMB50 million.

3.	Gold card clients refer to clients with an AUA of over RMB1 million but less than RMB3 million.

At the start of 2022, a report of our Chief Investment Officer (“CIO”) office was released, outlining our assessment of the macroeconomic and capital market environment for the year ahead. Based on this assessment, we recommended that our clients adopt a “preservation before growth” asset allocation strategy. This strategy aims to protect and diversify their portfolio using various wealth management tools to safeguard against the upcoming uncertainties. In addition, to reduce asset volatility and capture cross-cycle growth opportunities, we advised our clients to increase their allocations in absolute-return oriented multi-strategy funds and private equity funds, which effectively helped clients to protect their wealth in a turbulent capital market environment.

In 2022, we embarked on a journey to revamp Noah’s global capabilities by establishing an international wealth management team based in overseas markets and expanding our product offerings abroad. This strategic move was aimed at enhancing our ability to serve the asset allocation needs of our overseas Chinese clients, capitalizing on our existing capabilities and systems built in the past. As a result of these efforts, our overseas business generated net revenue of RMB828.4 million, which accounted for 26.7% of the total revenue of the Group in 2022, up from 23.5% in 2021. Our overseas AUM reached RMB32.5 billion as of December 31, 2022, representing an increase of 14.7% from 2021, primarily due to the successful fundraising activities of overseas alternative investment products actively managed by Gopher Asset Management, as well as the launch of our overseas cash management and fixed income products.

FINANCIAL HIGHLIGHTS

During the Reporting Period, we proactively adjusted our business strategies, resulting in stable financial performance. Our net revenue for 2022 reached RMB3,100.4 million, with a non-GAAP net profit of RMB1.0 billion, meeting our annual non-GAAP net income guidance. Additionally, our operating profit margin increased from 27.9% to 35.1%, driven by more efficient cost management and attributable to reduced travel activities due to COVID-19 lockdowns.

Our transaction value for mutual fund products increased by 16.0% from RMB37.2 billion in 2021 to RMB43.1 billion in 2022. This remarkable growth is a testament to the success of our Smile Treasury (微笑司庫) platform, a self-developed and customized treasury management interface for corporate and institutional clients, leveraging our existing mutual fund platform and asset allocation capabilities.

Non-GAAP Financial Measures

	For the Year Ended
	December 31,
	2021	2022	Change

	(RMB in thousands,		(%)
	except percentages)
Total revenues	4,326,600	3,128,877	(27.7)%
Net revenues	4,293,094	3,100,372	(27.8)%
Income from operations	1,198,898	1,088,449	(9.2)%
Income before taxes and income from equity in affiliates	1,298,042	1,149,549	(11.4)%
Net income	1,306,081	971,589	(25.6)%
Net income attributable to the shareholders of the Company	1,314,131	976,571	(25.7)%

Non-GAAP Financial Measures
Net income attributable to the shareholders of the Company	1,314,131	976,571	(25.7)%
Add: share-based compensation	51,036	42,300	(17.1)%
Add: settlement expense	19,908	–	(100)%
Less: tax effect of adjustments	12,374	10,279	(16.9)%
Adjusted net income attributable to the shareholders of the Company (non-GAAP)	1,372,701	1,008,592	(26.5)%

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-cash settlement expenses and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and non-cash settlement expenses. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-cash settlement expenses, and net of relevant tax impact. As such, the Company’s management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share-based compensation and settlement expenses (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

2022 was an unprecedented year due to an intricately convoluted macroeconomic environment. From a global perspective, the recurrent outbreaks of the COVID-19 pandemic and geopolitical conflicts have led to supply chain shortages and escalated energy and food prices, thereby propelling a rapid increase in inflation. This has brought an end to the decade-long era of quantitative easing and low interest rates. Major global central banks have reversed their monetary policies and increased interest rates to combat inflation, causing significant losses on risk assets. On the domestic front, while economic activities were restricted due to frequent surges in COVID-19 cases, we have experienced the most significant drop in investment confidence amongst investors in decades. This significant shift in investor sentiments led to a decrease in preference for high yield products and an increase in demand for assets with lower volatilities and higher liquidities.

As a leading HNW wealth management service provider in China with global asset management capacities, we strive to deliver exceptional asset allocation and comprehensive client services to HNW individuals and institutions by connecting leading asset managers around the world. At the core of our business is a deep understanding of our clients’ needs, and a commitment to the “client-centricity” principle, coupled with a respectful attitude towards the capital market. We firmly believe that successful wealth management and investment returns are the reflection of correct perceptions of the future and the ability to bridge the gap between perception and reality, which in turn requires us to constantly refine our decision-making abilities. In addition to asset allocation capabilities, other qualities and abilities, such as the ability to establish trusting relationships with clients, the pursuit of knowledge and wisdom as a moral responsibility, and fulfilling the fiduciary duty to our clients as their trusted advisor, are also required for professionals in the wealth management industry.

The establishment of the above underlying thinking and decision-making frameworks determines the perspective of our CIO office, our asset allocation solutions for clients, and the core values distinguishing Noah from other wealth management institutions. After achieving various operational records in 2021, we faced a highly challenging market environment in 2022; however, despite the pressure, we persevered and made remarkable progress, conquering the difficulties we encountered. Firstly, we proactively adjusted our business strategies, resulting in stable financial performance. We recorded net revenue of RMB3,100.4 million and non-GAAP net profit of RMB1,008.6 million in 2022, which has met our annual non-GAAP net income guidance. In addition, our operating profit margin increased from 27.9% in 2021 to 35.1% in 2022, demonstrating the effectiveness of our business strategies and measures. Secondly, we strategically prioritized continuous investment in client interface, technology, and investment research and development (R&D) capabilities, resulting in an 18.2% increase in the number of core diamond and black card clients, despite the global downtrend during the year. Furthermore, with the expansion in our global footprint, our overseas AUM reached RMB32.5 billion as of December 31, 2022, representing an increase of 14.7% as compared to last year, primarily owing to the successful fundraising activities of overseas alternative investment products actively managed by Gopher Asset Management, as well as the launch of our overseas cash management and fixed income products to further gain our overseas clients’ wallet share with us. Last but not the least, attributable to the forward-looking judgment on the macro-economy and allocation advice of “preservation before growth”, we were able to effectively assist our clients in safeguarding their wealth positions in a volatile capital market.

Wealth Management Business

During the Reporting Period, we generated total revenue of RMB2,210.4 million from our wealth management business, representing a decrease of 31.2% as compared to RMB3,212.0 million in 2021, mainly due to (i) the total revenue generated from one-time commissions decreased by 46.5% from RMB1,180.9 million in 2021 to RMB631.6 million in 2022, mainly due to less private secondary funds distributed in 2022 as a result of the volatility of the stock market throughout the year; and (ii) the total revenue generated from performance-based income decreased by 56.8% from RMB469.1 million in 2021 to RMB202.5 million in 2022, primarily due to decreases in performance-based income from private secondary products as macro environment was volatile and more challenging in 2022. The wealth management business generated income from operations of RMB741.5 million, representing a decrease of 19.5% as compared to 2021. However, benefiting from more efficient cost control, our operating profit margin of wealth management business increased from 28.8% in 2021 to 33.7% in 2022. In 2022, we achieved an aggregate transaction value of RMB70.3 billion for the different types of investment products that we distributed, representing a decrease of 27.7% as compared to 2021, mainly due to changes in investor sentiment and the decline in transaction value of private secondary products as we proactively reduced the distribution of equity-linked private secondary products attributable to the forward-looking judgment of our CIO office on the macro-economy and allocation advice of “preservation before growth”.

At the start of 2022, we recommended to our clients that they pursue defensive strategies in public securities and focus on multi-strategy products with low volatility. Despite this advice, the global secondary markets experienced significant volatility throughout the year, with the MSCI World Index down 17.8%, the S&P 500 Index down 18.7% and the MSCI China Index down 21.2%. In light of the prevailing macroeconomic conditions, our strategy was to focus on enhancing and retaining our clients’ loyalty towards us by prioritizing the preservation of their wealth. Rather than aggressively pursuing higher revenues and profits through risky product offerings, we aimed to increase our clients’ wallet share with us and provide them with valuable support in preserving their financial well-being. Our allocation advice to pursue defensive strategies with low-volatility multi-strategy products proved successful in helping our clients preserve their wealth positions. In addition, the transaction value of mutual fund products increased by 16.0% in 2022 compared to the previous year, largely driven by the successful promotion of our Smile Treasury platform, which is a customized treasury management interface that we developed specifically for corporate and institutional clients. Smile Treasury is a corporate cash flow management tool that provides small and medium-sized enterprises with access to mutual funds to meet their money market and liquidity management needs. By using such a fully automated online account registration tool, small and medium-sized enterprises are able to optimize their cash returns while maintaining liquidity of their working capital. Smile Treasury was built on the foundation of our established mutual fund platform and asset allocation capabilities, which now covers 94% of the top 50 fund managers in the mutual fund market.

Asset Management Business

During the Reporting Period, we generated a total revenue of RMB839.1 million from our asset management business, representing a decrease of 19.8% as compared to 2021, mainly due to a year-on-year decrease of 66.0% in performance-based income from private equity products resulting from the fluctuation of capital market and fewer exit opportunities caused by the slowdown of the primary market as macro environment was volatile and more challenging in 2022. However, through Gopher Asset Management, one of our Consolidated Affiliated Entities, the AUM of our Group reached RMB157.1 billion by the end of 2022, which increased by 0.7% compared to December 31, 2021, among which our overseas AUM reached RMB32.5 billion, representing an increase of 14.7% as compared to 2021, benefiting from the successful fundraisings of the real estate investment fund, managed by our Gopher New York team, which focuses on multi-family residential development in the United States, and the venture capital fund, managed by our Gopher Silicon Valley team, which focuses on the technology industry, as well as our newly launched cash management and fixed income products.

As of the end of 2022, our Company maintained a sound capital structure with total assets of RMB11.8 billion and no interest-bearing liabilities. In addition, from the compliance perspective, we conducted our business in compliance with applicable laws and regulations, further demonstrating our commitment to regulatory compliance. Throughout the Reporting Period, we remained committed to complying with all relevant laws and regulations that had a material impact on our business, such as the Securities and Futures Ordinance, the Insurance Ordinance, and the Trustee Ordinance, among others.

Recent Developments After the Reporting Period

Following the gradual easing of COVID-19 prevention and control measures, China announced the reopening of its borders in early January 2023, signaling a new phase of recovery and transition. The move has been met with widespread excitement and optimism, as it paves the way for a resumption of international travel, trade, and economic activities. Following China’s reopening, we have resumed our client events and activities, including the highly anticipated “Hong Kong Tour” series.

Business Outlook

In 2022, our Company accomplished a series of notable achievements in capital markets, including a successful secondary listing on the Hong Kong Stock Exchange and voluntary conversion to dual-primary listing on the Hong Kong Stock Exchange and NYSE. These milestones not only reduced the risk of delisting from NYSE as a PRC-based issuer but also enhanced our global visibility and accessibility to a wider investor base. Looking ahead to 2023, we anticipate that investor sentiment will remain mixed due to ongoing challenges in the global macroeconomic environment. The uncertainties surrounding the U.S. federal rate hikes and the persistent issue of heightened inflation are likely to contribute to this outlook. However, as COVID-19 prevention measures are gradually eased and travel restrictions are lifted, we expect to see a recovery in economic activities in China. Despite the above, slower recoveries in consumer confidence and export growth due to a weakened global demand continue to present challenges for the domestic economy. As professional investors remain focused on safeguarding personal and household assets, we expect a growing demand for insurance products and protection-focused products in the upcoming months as the world transitions to a new normal. We will endeavor to leverage our robust wealth management and asset management capabilities to meet the growing demand for asset allocation among Chinese HNW individuals, offering our clients a more comprehensive suite of solutions to effectively address their needs.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

We derive revenues from three business segments: wealth management, asset management and other services.

	For the Year Ended
	December 31,
	2021	2022	Change

	(RMB in thousands,		(%)
	except percentages)
Revenues
Wealth management business:
One-time commissions	1,180,900	631,589	(46.5)%
Recurring service fees	1,469,600	1,232,294	(16.1)%
Performance-based income	469,121	202,455	(56.8)%
Other service fees	92,352	144,101	56.0%
Total revenue for wealth management business	3,211,973	2,210,439	(31.2)%

Asset management business:
One-time commissions	90,516	49,856	(44.9)%
Recurring service fees	639,409	682,121	6.7%
Performance-based income	315,072	107,121	(66.0)%
Other service fees	1,390	–	(100)%
Total revenue for asset management business	1,046,387	839,098	(19.8)%

Other businesses:
Other service fees	68,240	79,340	16.3%
Total revenue for other businesses	68,240	79,340	16.3%
Total revenues	4,326,600	3,128,877	(27.7)%

Our total revenue decreased by 27.7% from RMB4,326.6 million for the year ended December 31, 2021 to RMB3,128.9 million for the year ended December 31, 2022. The decrease in total revenues was primarily due to decreases in one-time commissions, recurring service fees and performance-based income.

Wealth Management Business

For the wealth management business, our total revenue decreased by 31.2% from RMB3,212.0 million in 2021 to RMB2,210.4 million in 2022. Our transaction value decreased by 27.7% from RMB97.2 billion in 2021 to RMB70.3 billion in 2022, primarily due to decrease of RMB24.7 billion in private secondary products:

•	Total revenue from one-time commissions decreased by 46.5% from RMB1,180.9 million in 2021 to RMB631.6 million in 2022, primarily due to less private secondary funds distributed in 2022 as a result of the volatility of the stock market throughout the year.

•	Total revenue from recurring service fees decreased by 16.1% from RMB1,469.6 million in 2021 to RMB1,232.3 million in 2022, primarily due to the service fees recognized upon liquidation of certain credit products with higher fee rates for the 2021.

•	Total revenue from performance-based income decreased by 56.8% from RMB469.1 million in 2021 to RMB202.5 million in 2022, primarily due to less performance-based income from private secondary products that we received and shared by product providers as macro environment was volatile and more challenging in 2022.

•	Total revenue from other service fees increased by 56.0% from RMB92.4 million in 2021 to RMB144.1 million in 2022, primarily due to more value-added service we provided to our HNW investors in 2022.

Asset Management Business

For the asset management business, our total revenue decreased by 19.8% from RMB1,046.4 million in 2021 to RMB839.1 million in 2022. Gopher’s AUM remained stable from RMB156.0 billion as of December 31, 2021 to RMB157.1 billion as of December 31, 2022:

•	Total revenue from one-time commissions decreased by 44.9% from RMB90.5 million in 2021 to RMB49.9 million in 2022, mainly due to less private equity funds newly established in 2022.

•	Total revenue from recurring service fees increased by 6.7% from RMB639.4 million in 2021 to RMB682.1 million in 2022, mainly due to continuous increases in the AUM of private equity products.

•	Total revenue from performance-based income decreased by 66.0% from RMB315.1 million in 2021 to RMB107.1 million in 2022, primarily due to decreases in performance-based income from private equity products resulting from the fluctuation of the capital market and fewer exit opportunities caused by the slowdown of the primary market as macro environment was volatile and more challenging in 2022.

Other Businesses

For other businesses, our total revenue were RMB79.3 million in 2022, representing a 16.3% increase from RMB68.2 million in 2021.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

	For the Year Ended December 31,
	2021	2022	Change
	(RMB in thousands, except percentages)		(%)
Wealth management	2,273,408	1,458,517	(35.8)%
Asset management	556,227	386,631	(30.5)%
Other businesses	264,561	166,775	(37.0)%
Total operating costs and expenses	3,094,196	2,011,923	(35.0)%

Our operating costs and expenses decreased by 35.0% from RMB3,094.2 million in 2021 to RMB2,011.9 million in 2022. The decrease in operating costs and expenses was primarily driven by decreases in our relationship managers compensation due to reduced transaction value and our cost control measures implemented in 2022.

Wealth Management Business

For the wealth management business, our operating costs and expenses decreased by 35.8% from RMB2,273.4 million in 2021 to RMB1,458.5 million in 2022, primarily due to decreased relationship manager compensation relating to less investment products distributed and less general and administrative expenses due to our cost control measures implemented in 2022.

Asset Management Business

For the asset management business, our operating costs and expenses decreased by 30.5% from RMB556.2 million in 2021 to RMB386.6 million in 2022, primarily due to less expenses incurred due to the COVID-19 pandemic and our cost control measures implemented in 2022.

Other Businesses

For other businesses, our operating costs and expenses in 2022 were RMB166.8 million, representing a 37.0% decrease from RMB264.6 million in 2021, primarily due to (i) less provision for credit losses as a result of our periodic assessment on expected collection of our loan receivables, and (ii) a decrease in selling and general and administrative expenses as a result of our cost control measures implemented in 2022.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

For the wealth management business, our compensation and benefits decreased by 34.7% from RMB1,654.3 million in 2021 to RMB1,079.6 million in 2022. In 2022, our relationship manager compensation decreased by 48.9% from 2021, align with the decreases in one-time commissions. Our other compensation decreased by 17.8% from 2021, primarily due to our cost control measures implemented in 2022.

For the asset management business, our compensation and benefits decreased by 28.4% from RMB450.0 million in 2021 to RMB322.0 million in 2022 due to a decrease in performance-based compensation align with a decrease in performance-based income.

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities.

For the wealth management business, our selling expenses decreased by 15.4% from RMB354.1 million in 2021 to RMB299.8 million in 2022, primarily due to less client activities held as various lock-down were placed across China due to COVID-19 pandemic in 2022.

For the asset management business, our selling expenses decreased by 24.9% from RMB55.8 million in 2021 to RMB41.9 million in 2022, primarily due to a decrease in client service expense and marketing expense.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others.

For the wealth management business, our general and administrative expenses decreased by 43.1% from RMB270.3 million in 2021 to RMB153.6 million in 2022, primarily due to our cost control measures implemented in 2022.

For the asset management business, our general and administrative expenses decreased by 21.0% from RMB70.7 million in 2021 to RMB55.9 million in 2022, primarily due to our cost control measures implemented in 2022.

Provision for Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets.

For the wealth management business, our reversal of credit losses in 2022 was RMB0.7 million, while provision for credit losses was RMB6.5 million in 2021, primarily due to accrual of allowance for accounts receivable relating to certain funds.

For the asset management business, our reversal of credit losses in 2022 was RMB0.4 million, while provision for credit losses was RMB13.3 million in 2021. The majority of such provision in 2021 were accrued for receivables accounts related to several private equity products.

For other business, our provision for credit losses in 2022 was RMB0.7 million, while provision for credit losses was RMB93.2 million in 2021. The majority of such provision in 2021 were accrued for loan receivables as a result of our periodic assessment on expected collection of our loan receivables.

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees.

For the wealth management business, our other operating expenses decreased by 71.3% from RMB53.6 million in 2021 to RMB15.4 million in 2022, as we reduced the scale of our lending services to our clients.

For the asset management business, our other operating expenses increased by 46.5% from RMB4.3 million in 2021 to RMB6.4 million in 2022, primarily due to an increase in the consulting service fee paid to external fund managers.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses.

For the wealth management business, our government subsidies increased by 36.5% from RMB65.4 million in 2021 to RMB89.2 million in 2022.

For the asset management business, our government subsidies increased by 3.2% from RMB37.9 million for 2021 to RMB39.1 million for 2022.

Income from Operations

As a result of the foregoing, our income from operation decreased by 9.2% from RMB1,198.9 million for 2021 to RMB1,088.4 million for 2022.

Other Income

Our total other income decreased by 38.4% from RMB99.1 million in 2021 to RMB61.1 million in 2022. The decrease in other income was primarily attributable to our accrual of contingent legal expenses relating to one adverse initial court ruling in the amount of RMB99.0 million. For further details of the adverse initial court ruling, please refer to the section headed “Other Information – Material Litigation” in this announcement.

Net Income

As a result of the foregoing, our net income decreased by 25.6% from RMB1,306.1 million for the year ended December 31, 2021 to RMB971.6 million for the year ended December 31, 2022.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash in 2022 was for operating and investing activities. As of December 31, 2022, we had RMB4,403.9 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of December 31, 2022, our cash and cash equivalents of RMB11.5 million was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

In July 2022, we completed our global offering on the Hong Kong Stock Exchange with issuance of 1,152,160 ordinary shares with net proceeds of HK$315.6 million after deducting underwriters’ commission and offering expenses.

Significant Investments

The Company did not make or hold any significant investments during the year ended December 31, 2022.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

Pledge of Assets

As of December 31, 2022, we did not pledge any assets (as of December 31, 2021: Nil).

Future Plans for Material Investments or Capital Asset

As of December 31, 2022, the Group did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2022, the Company’s gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 19.5% (as of December 31, 2021: 25.2%).

Accounts Receivable

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of December 31, 2022, 93.8% of the balance of our accounts receivable was within one year.

Accounts Payable

As of December 31, 2022, the Group had no trade payables (as of December 31, 2021: nil).

Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts were denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Contingent Liabilities

As of December 31, 2022, we had contingent liabilities of RMB568.0 million in relation to the unsettled Camsing Incident (as defined in Note 7 to the consolidated financial statements in this announcement) and a judgment related to a civil lawsuit brought by an external institution against our Group (as of December 31, 2021: RMB433.3 million). For further details, please refer to Note 8 to the consolidated financial statements in this announcement.

Save as disclosed above, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of December 31, 2022.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB62.7 million in 2022 (2021: RMB2,271.2 million). As of December 31, 2022, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

Employees and Remuneration

As of December 31, 2022, the Company had a total of 2,884 employees. The following table sets out the breakdown of our full-time employees by function as of December 31, 2022:

Business Segments	Number of Employees	% of Total
Wealth management	510	17.7
Relationship managers	1,276	44.2
Asset management	161	5.6
Overseas and other businesses	207	7.2
Research and development	344	11.9
Risk management and compliance	88	3.1
Administrative support	298	10.3
Total	2,884	100.0

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company’s circular dated November 14, 2022.

OTHER INFORMATION

Compliance with the Corporate Governance Code

On July 13, 2022, the Company listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange under Chapter 19C of the Hong Kong Listing Rules (the “Secondary Listing”). On December 23, 2022 (the “Primary Conversion Date”), the Company’s voluntary conversion of its Secondary Listing status to dual primary listing on the Hong Kong Stock Exchange became effective (the “Primary Conversion”).

After the Primary Conversion on the Primary Conversion Date, we have complied with all the code provisions of the Corporate Governance Code save for the following.

Code provision C.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Ms. Jingbo Wang performs both the roles of the chairwoman of the Board and the chief executive officer of the Company. Ms. Wang is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairwoman and chief executive officer to Ms. Wang has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent Directors. Our Board will reassess the division of the roles of chairwoman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future if deemed appropriate, taking into account our circumstances as a whole.

Compliance with the Model Code for Securities Transactions by Directors

On the Primary Conversion Date, the Company’s Primary Conversion became effective, since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Control Measures on Material Non-Public Information and Policy on Prohibition of Insider Dealing of the Company (the “Code”), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Code since the Primary Conversion Date up to the date of this announcement.

Scope of Work of Deloitte Touche Tohmatsu

The figures in respect of the Group’s consolidated balance sheets, consolidated statements of operations and other comprehensive income and the related notes thereto for the year ended December 31, 2022 as set out in this announcement have been agreed by the Group’s auditor, Deloitte Touche Tohmatsu, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Deloitte Touche Tohmatsu on this announcement.

Review of the Annual Results

The Audit Committee comprises three independent Directors, being Mr. Tze-Kaing Yang, Dr. Zhiwu Chen and Ms. May Yihong Wu, each being our independent Director with the appropriate professional qualifications, with Mr. Tze-Kaing Yang as the chairman of the Audit Committee.

The Audit Committee has reviewed the annual results of the Group for the year ended December 31, 2022 and has recommended for the Board’s approval thereof. The Audit Committee has reviewed together with the management the Group’s accounting principles and policies and the Group’s consolidated financial statements for the year ended December 31, 2022. The Audit Committee considered that the annual results are in compliance with the applicable accounting standards, laws and regulations, and the Company has made appropriate disclosures thereof.

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange since the Primary Conversion Date up to December 31, 2022.

Use of Proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. The Company had not yet utilized the net proceeds from the Global Offering since its Secondary Listing on July 13, 2022 and up to December 31, 2022. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as disclosed in the Prospectus.

As of December 31, 2022, all the unutilized net proceeds are held by the Company in short-term interest-bearing accounts at authorized licensed banks.

Differences Between U.S. GAAP and IFRS

The consolidated financial statements for the year ended December 31, 2022 is prepared by the Directors of the Company under U.S. GAAP, which is different from IFRS. A reconciliation statement setting out the financial effect of any material differences between the financial statements prepared under U.S. GAAP and financial statements prepared using IFRS will be included in the annual report of the Company.

Material Litigation

The Company received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgment related to a civil lawsuit brought by an external institution (the “Plaintiff ”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant”), a subsidiary of our Group.

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB500,000 for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff’s case. In March 2021, the High People’s Court of Anhui Province (the “Appellate Court”) dismissed the Plaintiff’s appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Company as both the First Instance Court and the Appellate Court dismissed the Plaintiff’s case.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People’s Court. In February 2022, the Supreme People’s Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Company held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99,000,000 and corresponding interests (the “First-instance Ruling”). The First-instance Ruling is not yet effective until the appellate process is concluded. Based on advice from the our PRC counsel to this civil lawsuit, we believe that the First-instance Ruling was reached based on incomplete factual information. The Defendant has already initiated the appeal process with respect to the First-instance Ruling, and intends to vigorously defend against the civil claim from the Plaintiff. Considering the judgment in the First-instance Ruling, although it remains subject to appeal and applicable post-judgement proceedings, the Group has reserved a contingent liability of RMB99.0 million as of December 31, 2022.

Save as disclosed above, we are not a party to, and we are not aware of any threat of, any judicial, arbitration or administrative proceedings during the year ended December 31, 2022, that, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Events After the Reporting Period

On March 12, 2023, the Company was aware of the recent incident of the closure of Silicon Valley Bank (“SVB”) and appointment of the Federal Deposit Insurance Corporation of the United States as receiver (collectively, the “SVB’s Receivership”). The Company announced that its exposure to any liquidity concern as a result of the SVB’s Receivership was immaterial to the Company’s business operations or financial condition, and that the Company had taken necessary measures to protect against or minimize the potential impact of the SVB’s Receivership on the investment funds for which the Group acts as general partner or fund manager. For further details, please refer to the Company’s announcement dated March 12, 2023.

As of the date of this announcement, the Company has transferred out all its cash and cash equivalents previously deposited with SVB. In addition, as general partner or fund manager, the Group has transferred out all funds’ cash balances from SVB to their designated accounts. As a result, the Company has no remaining exposure to the SVB’s Receivership.

Save as disclosed above, there were no other significant events that might adversely affect the Group after December 31, 2022 and up to the date of this announcement.

Dividend

The Board has approved and adopted the following dividend policy (the “Dividend Policy”) on August 10, 2022, which aims to provide stable and sustainable returns to the Shareholders. The Dividend Policy has become effective from August 10, 2022. According to the Dividend Policy, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 10% of the Group’s non-GAAP net income attributable to the shareholders of the preceding financial year as reported in the Company’s audited annual results announcement, subject to various factors. The dividend under the Dividend Policy proposed and/ or declared by the Board for a financial year are deemed as final dividend. Any final dividend for a financial year will be subject to Shareholders’ approval. The Company may declare and pay dividends by way of cash or by other means that the Board considers appropriate.

The Directors recommended a final dividend of RMB5.5 (equivalent to US$0.8, or HK$6.2, based on the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board) per share (tax inclusive) (with an aggregate amount of approximately RMB176.5 million (equivalent to US$25.6 million, or HK$199.9 million) (tax inclusive), subject to adjustment to the number of shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment) in respect of the year ended December 31, 2022 to Shareholders who are entitled to dividends. This recommendation is subject to the approval by the Shareholders at the forthcoming annual general meeting to be held on or around June 12, 2023. If the proposed final dividend is approved by the Shareholders, the Company expects to pay such dividend by August 31, 2023. For details, please refer to the circular of the annual general meeting to be dispatched to the Shareholders in due course.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in Thousands, Except Share and Per Share Data)

		Years Ended December 31,
		2021	2022	2022
	Note	RMB	RMB	US$
				Note 2(c)
Revenues:
Revenues from others
One-time commissions		1,130,894	617,636	89,549
Recurring service fees		913,700	768,980	111,492
Performance-based income		391,903	184,048	26,684
Other service fees		161,982	223,441	32,396
Total revenues from others		2,598,479	1,794,105	260,121

Revenues from funds Gopher manages
One-time commissions		140,522	63,809	9,251
Recurring service fees		1,195,309	1,145,435	166,072
Performance-based income		392,290	125,528	18,200
Total revenues from funds Gopher manages		1,728,121	1,334,772	193,523

Total revenues	3	4,326,600	3,128,877	453,644
Less: VAT related surcharges		(33,506)	(28,505)	(4,133)
Net revenues		4,293,094	3,100,372	449,511

Operating cost and expenses:
Compensation and benefits
Relationship manager compensation		(920,896)	(497,147)	(72,080)
Performance-based compensation		(158,043)	(7,039)	(1,021)
Others		(1,089,941)	(937,696)	(135,953)
Total compensation and benefits		(2,168,880)	(1,441,882)	(209,054)
Selling expenses		(437,131)	(349,014)	(50,602)
General and administrative expenses		(383,321)	(235,319)	(34,118)
(Provision for) reversal of credit losses		(112,959)	424	61
Other operating expenses, net		(107,844)	(115,653)	(16,768)
Government subsidies		115,939	129,521	18,779
Total operating cost and expenses		(3,094,196)	(2,011,923)	(291,702)
Income from operations		1,198,898	1,088,449	157,809

		Years Ended December 31,
		2021	2022	2022
	Note	RMB	RMB	US$
				Note 2(c)
Other income:
Interest income		71,866	61,416	8,904
Investment income		65,426	85,554	12,404
Settlement expenses	7	(19,908)	–	–
Contingent litigation expenses	8	–	(99,000)	(14,354)
Other (expense) income		(18,240)	13,130	1,904
Total other income		99,144	61,100	8,858

Income before taxes and income from equity in affiliates		1,298,042	1,149,549	166,667
Income tax expense	4	(293,940)	(267,108)	(38,727)
Income from equity in affiliates		301,979	89,148	12,925

Net income		1,306,081	971,589	140,865
Less: net loss attributable to non-controlling interests		(8,050)	(4,982)	(722)

Net income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders		1,314,131	976,571	141,587

Net income per share:	5
Basic		39.12	28.58	4.14
Diluted		38.90	28.56	4.14
Weighted average number of shares used in computation:
Basic		33,585,818	34,166,016	34,166,016
Diluted		33,781,773	34,198,071	34,198,071

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in Thousands)

	Years Ended December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(c)
Net income	1,306,081	971,589	140,865
Other comprehensive (loss) income, net of tax Foreign currency translation adjustments	(60,851)	137,555	19,944
Total other comprehensive (loss) income, net of tax	(60,851)	137,555	19,944

Comprehensive income	1,245,230	1,109,144	160,809
Less: comprehensive loss attributable to non-controlling interests	(8,001)	(4,895)	(710)

Comprehensive income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	1,253,231	1,114,039	161,519

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amount in Thousands, Except Share and Per Share Data)

		As of December 31,
		2021	2022	2022
	Note	RMB	RMB	US$
				Note 2(c)
Assets
Current assets:
Cash and cash equivalents		3,404,603	4,403,915	638,508
Restricted cash		510	23,203	3,364
Short-term investments		92,803	315,979	45,813
Accounts receivable, net	6	808,029	498,106	72,219
Amounts due from related parties, net		451,389	443,424	64,290
Loans receivable, net		595,766	465,780	67,532
Other current assets		163,710	166,739	24,175
Total current assets		5,516,810	6,317,146	915,901

Long-term investments		668,572	774,095	112,232
Investments in affiliates		1,402,083	1,491,820	216,293
Property and equipment, net		2,580,935	2,486,317	360,482
Operating lease right-of-use assets, net		223,652	168,192	24,386
Deferred tax assets		335,905	436,441	63,278
Other non-current assets		161,832	124,124	17,996
Total Assets		10,889,789	11,798,135	1,710,568

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses		946,547	668,953	96,989
Income tax payable		190,260	126,848	18,391
Deferred revenues		63,631	67,967	9,854
Other current liabilities		649,255	473,175	68,604
Contingent liabilities	8	433,345	568,018	82,355
Total current liabilities		2,283,038	1,904,961	276,193
Deferred tax liabilities		234,134	249,768	36,213
Operating lease liabilities, non-current		130,956	83,171	12,059
Other non-current liabilities		100,020	59,760	8,664
Total Liabilities		2,748,148	2,297,660	333,129

		As of December 31,
		2021	2022	2022
	Note	RMB	RMB	US$
				Note 2(c)
Contingencies	8

Shareholders’ equity:
Ordinary shares (US$0.0005 par value):
91,394,900 Class A ordinary shares authorized, 22,683,970 shares issued and 21,764,455 shares outstanding as of December 31, 2021 and 100,000,000 ordinary shares authorized, 31,945,575 shares issued and 31,301,932 shares outstanding as of December 31, 2022		76	105	15
8,605,100 shares and nil Class B ordinary shares authorized, 8,315,000 and nil shares issued and outstanding as of December 31, 2021 and 2022, respectively		28	–	–
Treasury stock: 919,515 and nil ordinary shares as of December 31, 2021 and 2022, respectively		(541,379)	–	–
Additional paid-in capital		3,534,741	3,803,183	551,410
Retained earnings		5,187,323	5,604,954	812,642
Accumulated other comprehensive loss		(140,014)	(2,546)	(370)
Total Noah Holdings Private Wealth and Asset Management Limited shareholders’ equity		8,040,775	9,405,696	1,363,697
Non-controlling interests		100,866	94,779	13,742
Total Shareholders’ Equity		8,141,641	9,500,475	1,377,439
Total Liabilities and Equity		10,889,789	11,798,135	1,710,568

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

The Company was incorporated on June 29, 2007 in the Cayman Islands with limited liability. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”), is a leading and pioneer wealth management service provider in the People’s Republic of China (“PRC”) offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth (“HNW”) investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated VIE, founded in the PRC in August 2005.

2.	Summary of Principal Accounting Policies

(a)	Basis of Preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and by the Hong Kong Companies Ordinance.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, variable consideration for revenue recognition, impairment of long-term investments, impairment of long-lived assets, determination of the incremental borrowing rates used for operating lease liabilities and loss contingencies.

(c)	Foreign Currency Translation

The Company’s reporting currency is RMB. The Company’s functional currency is US$. The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB6.8972 on December 30, 2022, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

3.	Revenues

Revenues by source consist of the following:

	Years Ended December 31, (Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
One-time commissions	1,271,416	681,445	98,800
Recurring service fees	2,109,009	1,914,415	277,564
Performance-based income	784,193	309,576	44,884
Other service fees	161,982	223,441	32,396
Lending services	40,226	35,898	5,205
Other services	121,756	187,543	27,191
Total revenues	4,326,600	3,128,877	453,644

Revenues by timing of recognition is analyzed as follows:

	Years Ended December 31, (Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Revenue recognized at a point in time	2,144,912	1,130,364	163,887
Revenue recognized over time	2,181,688	1,998,513	289,757
Total revenues	4,326,600	3,128,877	453,644

Revenues by geographical location:

	Years Ended December 31, (Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Mainland China	3,316,019	2,300,520	333,543
Hong Kong	869,723	591,936	85,823
Others	140,858	236,421	34,278
Total revenues	4,326,600	3,128,877	453,644

4.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the qualifying group entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Ark (Shanghai) Network Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2020 and such preferential income tax rate will expire in November 2023. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2022 and such preferential income tax rate will expire in November 2025.

Income (Loss) before income taxes consists of:

	Years Ended December 31, (Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Mainland China	686,188	588,048	85,259
Hong Kong	584,236	389,517	56,475
Cayman Islands	(66,140)	39,463	5,721
Others	93,758	132,521	19,212

Total	1,298,042	1,149,549	166,667

The income tax expense comprises:

	Years Ended December 31, (Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Current Tax	413,603	354,108	51,341
Deferred Tax	(119,663)	(87,000)	(12,614)

Total	293,940	267,108	38,727

5.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Years Ended December 31, (Amount in Thousands, Except Share and Per Share Data)
	2021	2022
	Class A and Class B	Class A and Class B
Net income attributable to Class A and Class B ordinary shareholders	1,314,131	976,571

Weighted average number of Class A and Class B ordinary shares outstanding-basic	33,585,818	34,166,016
Plus: effect of dilutive stock options	171,355	25,354
Plus: effect of dilutive non-vested restricted shares	24,600	6,701

Weighted average number of Class A and Class B ordinary shares outstanding-diluted	33,781,773	34,198,071
Basic net income per share	39.12	28.58
Diluted net income per share	38.90	28.56

In January 2016, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to four votes on all matters that are subject to shareholder vote. As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

On July 13, 2022, the Company completed its secondary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and all Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis. Subsequently, no Class B ordinary shares will be issued or outstanding and the Company will cease to have a dual-class voting structure. On December 23, 2022, the Company adopted the sixth amended and restated memorandum and articles of association to reflect the removal of the dual-class voting structure, among other things.

Shares issuable to the investors of Camsing Incident (as defined in Note 7) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2021	2022
Share options	281,566	934,088
Non-vested restricted shares under share incentive plan	41,255	114,307

Total	322,821	1,048,395

6.	Accounts Receivable, net

Accounts receivable consisted of the following:

	As of December 31, (Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Accounts receivable, gross	808,487	501,753	72,747
Allowance for credit losses	(458)	(3,647)	(528)

Accounts receivable, net	808,029	498,106	72,219

An aging analysis of accounts receivable, based on invoice date, is as follows:

	As of December 31, (Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Within 1 year	781,020	470,404	68,202
1-2 years	16,576	11,194	1,623
2-3 years	7,743	8,662	1,256
3-4 years	1,148	5,127	743
Over 4 years	2,000	6,366	923

Accounts receivable, gross	808,487	501,753	72,747

7.	Settlement Expenses

In July 2019, in connection with certain funds managed (“Camsing Credit Funds” or “Camsing Products”) by Shanghai Gopher Asset Management Co., Ltd. (“Shanghai Gopher”), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the “Camsing Incident”). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

Settlement Plan

To preserve the Group’s goodwill with affected investors, it voluntarily made an ex gratia settlement offer (the “Settlement Plan”) to affected investors. An affected client accepting the offer shall receive restricted share units (“RSUs”), which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. The number of ordinary shares each investor is entitled to is determined based on a fixed ratio of the investor’s outstanding investments in Camsing Products at 2,886 ADSs per RMB1 million.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

Two plans (“Plan A” or “Plan B”) were offered for the investors to choose. Under Plan A, the Group will issue RSUs to the investor’s designated trust plan. 1/10 of the RSUs shall be vested immediately at contract inception and the remaining 9/10 will be vested evenly in the following 9 years subject to certain performance conditions by the investors. Plan B has the same terms as those of Plan A, except that the investor has an option (the “Option”) to call back the beneficial rights of transferred Camsing Products (but not the legal title) or keep the RSUs at the third anniversary of contact (“Year 3”). All RSUs issued within the period from contract inception to Year 3 cannot be vested until the investor chooses to retain the RSUs. Under either plan, mutual understandings are established that the Group has committed and has contractual obligations to issue the shares to the settled investors regardless of the actual execution of the Option, which is deemed remote to occur, and/ or the fulfillment of the performance conditions.

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

The Group uses the Black-Scholes pricing model to value the RSUs. Determining the appropriate fair-value model and calculating the fair value of RSUs requires considerable judgment, including estimating stock price volatility. The computation of expected volatility was based on the historical volatility of the Company’s common shares for a period that coincides with restriction period of the RSUs.

As of December 31, 2020, 552 out of the total 818 investors (approximately 67.4%) had accepted settlements under the plan, representing RMB2.4 billion out of the total outstanding investments of RMB3.4 billion (approximately 70%) under the Camsing Products. The total number of RSUs to be issued is 3,478,060 shares. The cost of this Settlement Plan measured at the fair value of the RSUs to be issued was RMB1,290.8 million, which was reported under settlement expenses for the year ended December 31, 2020.

In 2021, additional 43 investors accepted the Settlement Plan, and the Company recorded settlement expenses in the amount of RMB19.9 million (US$3.1 million) based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors as of December 31, 2020.

For the year ended December 31, 2022, no settlement expense attributable to Camsing Incident was recorded due to (i) no additional settlement and (ii) no change in contingent liabilities relating to Camsing Incident.

The Option under Plan B can be exercised separately from the RSUs and is determined to be a freestanding derivative liability and measured at estimated fair value based on the recovery value of Camsing Products. The Group used the available information and determined the fair value of Option to be nil as of December 31, 2021 and 2022, respectively. The fair value of the derivative will be re-assessed at each reporting period.

8.	Contingencies

Camsing Incident

As disclosed in Note 7, the Group offered a voluntary settlement plan in 2020 to all affected Camsing investors, and as of December 31, 2022, approximately 72.7% of the Camsing investors had accepted the settlement plan, representing approximately 75.4% of the total outstanding investments of RMB3.4 billion under the Camsing Products. The Group currently has no new settlement plan for the remaining unsettled investors, but would not preclude to reaching settlements in the future with similar terms. The Group estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability in the amount of US$68.0 million (RMB469.0 million) as of December 31, 2022.

As of December 31, 2022, there were 38 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claim amount over RMB125.6 million were still outstanding. The Group is of the view that these proceedings will not have a material adverse effect on the Group’s business. As the date of this announcement, the management has assessed, based on its PRC legal counsels’ advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

Litigation

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgment related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant”, one subsidiary of the Company).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB500,000 for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff’s case. In March 2021, the High People’s Court of Anhui Province (the “Appellate Court”) dismissed the Plaintiff’s appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Group in 2020 and 2021.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People’s Court. In February 2022, the Supreme People’s Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Group held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Ruling”). The First-instance Ruling is not yet effective until the appellate process is concluded.

Considering the judgment in the First-instance Ruling, although it remains subject to appeal and applicable post- judgment proceedings, the Group has reserved a contingent liability of RMB99.0 million as of December 31, 2022.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

9.	Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results including revenues, operating cost and expenses and income (loss) from operations when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in three reportable segments: wealth management, asset management and, other business. The Group’s CODM does not review balance sheet information of the segments.

Segment information of the Group’s business is as follow:

	Year Ended December 31, 2021
	(Amount in Thousands)
	Wealth	Assets
	Management	Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	1,130,653	241	–	1,130,894
Recurring service fees	912,506	1,194	–	913,700
Performance-based income	391,903	–	–	391,903
Other service fees	92,352	1,390	68,240	161,982

Total revenues from others	2,527,414	2,825	68,240	2,598,479

Revenues from funds Gopher manages
One-time commissions	50,247	90,275	–	140,522
Recurring service fees	557,094	638,215	–	1,195,309
Performance –based income	77,218	315,072	–	392,290

Total revenues from funds Gopher manages	684,559	1,043,562	–	1,728,121

Total revenues	3,211,973	1,046,387	68,240	4,326,600
Less: VAT related surcharges	(17,076)	(4,923)	(11,507)	(33,506)

Net revenues	3,194,897	1,041,464	56,733	4,293,094

Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(900,921)	(19,975)	–	(920,896)
Performance-based compensation	(45,913)	(112,130)	–	(158,043)
Other compensations	(707,455)	(317,929)	(64,557)	(1,089,941)

Total compensation and benefits	(1,654,289)	(450,034)	(64,557)	(2,168,880)
Selling expenses	(354,128)	(55,790)	(27,213)	(437,131)
General and administrative expenses	(270,253)	(70,686)	(42,382)	(383,321)
Provision for credit losses	(6,490)	(13,275)	(93,194)	(112,959)
Other operating expenses	(53,616)	(4,347)	(49,881)	(107,844)
Government subsidies	65,368	37,905	12,666	115,939
Total operating cost and expenses	(2,273,408)	(556,227)	(264,561)	(3,094,196)

Income (loss) from operations	921,489	485,237	(207,828)	1,198,898

	Year Ended December 31, 2022
	(Amount in Thousands)
	Wealth	Assets
	Management	Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	617,636	–	–	617,636
Recurring service fees	768,980	–	–	768,980
Performance-based income	184,048	–	–	184,048
Other service fees	144,101	–	79,340	223,441

Total revenues from others	1,714,765	–	79,340	1,794,105

Revenues from funds Gopher manages
One-time commissions	13,953	49,856	–	63,809
Recurring service fees	463,314	682,121	–	1,145,435
Performance-based income	18,407	107,121	–	125,528

Total revenues from funds Gopher manages	495,674	839,098	–	1,334,772

Total revenues	2,210,439	839,098	79,340	3,128,877
Less: VAT related surcharges	(10,462)	(4,630)	(13,413)	(28,505)

Net revenues	2,199,977	834,468	65,927	3,100,372

Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(460,237)	(36,910)	–	(497,147)
Performance-based compensation	(872)	(6,167)	–	(7,039)
Other compensations	(618,525)	(278,934)	(40,237)	(937,696)

Total compensation and benefits	(1,079,634)	(322,011)	(40,237)	(1,441,882)
Selling expenses	(299,769)	(41,885)	(7,360)	(349,014)
General and administrative expenses	(153,643)	(55,872)	(25,804)	(235,319)
Reversal of (provision for) credit losses	718	386	(680)	424
Other operating expenses	(15,412)	(6,369)	(93,872)	(115,653)
Government subsidies	89,223	39,120	1,178	129,521

Total operating cost and expenses	(1,458,517)	(386,631)	(166,775)	(2,011,923)

Income (loss) from operations	741,460	447,837	(100,848)	1,088,449

The following table summarizes the Group’s revenues generated by the different geographic location.

	Year Ended December 31, 2021
	(Amount in Thousands)
	Wealth	Assets
	Management	Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	2,479,576	768,203	68,240	3,316,019
Hong Kong	629,587	240,136	–	869,723
Others	102,810	38,048	–	140,858

Total revenues	3,211,973	1,046,387	68,240	4,326,600

	Year Ended December 31, 2022
	(Amount in Thousands)
	Wealth	Assets
	Management	Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	1,548,395	672,785	79,340	2,300,520
Hong Kong	508,907	83,029	–	591,936
Others	153,137	83,284	–	236,421

Total revenues	2,210,439	839,098	79,340	3,128,877

Substantially all of the Group’s revenues are derived from, and its assets are located in Mainland China and Hong Kong.

10.	Dividends

No dividends have been declared or paid by the Company during the years ended December 31, 2021 and 2022. A final dividend of RMB5.5 per share (tax inclusive), with the total amount of approximately RMB176.5 million (tax inclusive), subject to adjustment to the number of shares of the Company entitled to dividend distribution as of the record date for dividend distribution, in respect of the year ended December 31, 2022 has been recommended by the Board of Directors and is subject to approval by the shareholders of the Company in the forthcoming annual general meeting to be held on or around June 12, 2023.

DEFINITIONS, ACRONYMS AND GLOSSARY OF TECHNICAL TERMS

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

“ADS(s)”	American Depositary Shares (two ADSs representing one ordinary share)

“Articles of Association”	the memorandum of association and articles of association of the Company, as amended or supplemented from time to time

“AUA”	clients’ total outstanding assets managed by Gopher or third party product providers

“AUM”	the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance- based income, except for public securities investments. For pubic securities investments, “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China, excluding, for the purposes of this announcement only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time

“Consolidated Affiliated Entities”	Noah Investment and its subsidiaries, all of which are controlled by our Company through the Contractual Arrangements

“Contractual Arrangements”	variable interest entity structure and, where the context requires, the agreements underlying the structure

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix 14 of the Hong Kong Listing Rules

“COVID-19”	coronavirus disease 2019, a disease caused by a novel virus designated as severe acute respiratory syndrome coronavirus 2

“Director(s)”	the director(s) of our Company

“GAAP”	generally accepted accounting principles

“Gopher” or “Gopher Asset Management”	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company’s Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively

“Group”, “our Group”, “the Group”, “Noah”, “our”, “us” or “we”	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HNW”	high net worth

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“IFRS”	International Financial Reporting Standards, as issued by the International Accounting Standards Board

“Main Board”	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Hong Kong Listing Rules

“Noah Investment”	Shanghai Noah Investment Management Co., Ltd. (上海諾亞 投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities

“NYSE”	New York Stock Exchange

“Prospectus”	the Company’s prospectus published on June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange

“Reporting Period”	the year ended December 31, 2022

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“SEC”	the United States Securities and Exchange Commission

“Share(s)”	ordinary shares in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share in the capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“subsidiary” or “subsidiaries”	has the meaning ascribed thereto in section 15 of the Companies Ordinance

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“U.S. GAAP”	accounting principles generally accepted in the United States of America

“%”	per cent

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.noahgroup.com). The annual report for the year ended December 31, 2022 containing all the information required by Appendix 16 of the Hong Kong Listing Rules will be dispatched to the Shareholders and made available for review on the same websites in due course.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, March 28, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent directors.